Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269268

PROSPECTUS SUPPLEMENT NO. 2

(to the Prospectus dated March 24, 2023)

MariaDB plc

16,351,314 Ordinary Shares Underlying Warrants

56,414,951 Ordinary Shares by selling holders

7,310,297 Warrants to Purchase Ordinary Shares by selling holders

This prospectus supplement updates, amends and supplements the prospectus, dated March 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269268), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2023 (“Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 16,351,314 Ordinary Shares (as defined in the Prospectus), consisting of:

•	up to 7,310,297 Ordinary Shares that are issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus);

•	up to 8,850,458 Ordinary Shares that are issuable upon the exercise of the Public Warrants (as defined in the Prospectus); and

•	up to 190,559 Ordinary Shares that are issuable upon exercise of the Kreos Warrants (as defined in the Prospectus).

The Public Warrants, which are exercisable at a price of $11.50 per share, were originally sold as part of the APHC Public Units (as defined in the Prospectus) purchased by public investors in the APHC IPO (as defined in the Prospectus) at a price of $10.00 per APHC Public Unit. The Private Placement Warrants, which are exercisable at a price of $11.50 per share, were originally purchased by the Sponsor (as defined in the Prospectus) concurrent with the consummation of the APHC IPO at a price of $1.00 per warrant. Prior to the consummation of the Irish Domestication Merger (as defined in the Prospectus), 1,600,000 Private Placement Warrants were transferred by the Sponsor to the Syndicated Investors (as defined in the Prospectus) pursuant to the At Risk Capital Syndication (as defined in the Prospectus) (at a price per warrant of $1.00), and 5,710,297 Private Placement Warrants were transferred to the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang. The Kreos Warrants, which are exercisable at a price of €2.29 per share, were originally issued to Kreos (as defined in the Prospectus) by Legacy MariaDB (as defined in the Prospectus) in connection with a loan facility that is no longer outstanding. The Private Placement Warrants, the Public Warrants and the Kreos Warrants are sometimes referred to collectively in the Prospectus as the “Warrants.” To the extent that the Warrants are exercised for cash, we will receive the proceeds from such exercises.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling holders named in the Prospectus or their permitted transferees (the “selling holders”) of (i) up to 7,310,297 Private Placement Warrants and (ii) up to 56,414,951 Ordinary Shares, consisting of:

•

1,915,790 Ordinary Shares held by the PIPE Investors (as defined in the Prospectus), which they purchased in connection with the consummation of the PIPE Investment (as defined in the Prospectus) at a price of $9.50 per share;

•

4,857,870 Founder Shares (as defined in the Prospectus) currently held by the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to its co-founders prior to the consummation of the Irish Domestication Merger;

•

65,000 Founder Shares held by individuals who served as independent directors of APHC or otherwise provided services prior to the consummation of the Business Combination (as defined in the Prospectus), which were transferred from the Sponsor (who originally acquired such shares at a price of approximately $0.004 per share) in consideration of such services;

•

1,550,000 Founders Shares held by certain Syndicated Investors, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to such Syndicated Investors prior to the consummation of the Irish Domestication Merger in connection with the At Risk Capital Syndication (at a price of $3.00 per share);

•

38,897,106 Ordinary Shares held by former affiliates and certain other shareholders of Legacy MariaDB, which, upon consummation of the Merger, were issued to them pursuant to the terms of the Merger Agreement in exchange for shares of (i) Legacy MariaDB they had previously purchased from Legacy MariaDB in private placement transactions or on exercise of Legacy MariaDB Equity Awards or warrants, at prices per share ranging from $0.38 to $7.50, as adjusted based on the Exchange Ratio (as defined in the Prospectus);

•	1,818,888 Ordinary Shares issuable upon exercise of stock options held by certain of our executive officers and directors, at exercise prices ranging from $0.38 to $4.15 per Ordinary Share; and

•	7,310,297 Ordinary Shares issuable upon exercise of the Private Placement Warrants held by Lionyet International Ltd. and Dr. Wang, the Sponsor’s co-founders, and the Syndicated Investors.

We are registering the Ordinary Shares and Private Placement Warrants that may be offered and sold by selling holders from time to time pursuant to their registration rights under certain agreements between us and the selling holders or their affiliates, as applicable.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement., This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained therein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “MRDB” and “MRDBW”, respectively. On May 5, 2023, the closing sale prices of our Ordinary Shares and Public Warrants were $1.23 and $0.2475, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Ordinary Shares and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 8, 2023

MariaDB plc

(Exact name of registrant as specified in its charter)

Ireland	001-41571	N/A

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 Veterans Blvd

Redwood City, CA 94063

(Address of principal executive offices, including zip code)

(855) 562-7423

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $0.01 per share	MRDB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	MRDBW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02. Results of Operations and Financial Condition.

On May 8, 2023, MariaDB plc issued a press release announcing its financial results for its second fiscal quarter ended March 31, 2023. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information furnished under this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release issued by MariaDB plc on May 8, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MariaDB plc

Dated: May 8, 2023

	By:	/s/ Michael Howard
Michael Howard
Chief Executive Officer

Exhibit 99.1

MariaDB Announces Second Quarter Fiscal 2023 Financial Results

REDWOOD CITY, Calif. and DUBLIN – May 8, 2023 – MariaDB plc (NYSE:MRDB) today announced its financial results for the second quarter of fiscal year 2023, which ended March 31, 2023.

“The transformation of our business to the cloud is accelerating, reaching 101% year-over-year growth in cloud-related subscription revenue, up from 90% last quarter,” said Michael Howard, CEO at MariaDB plc. “Revenue increased 20% year-over-year, a result of our differentiated product offerings, continued innovation and the value we bring to our customers. This is only the beginning, as we expand our cloud database products to broaden the target audience.”

Second Quarter Fiscal 2023 Financial Highlights

●	Revenue: Total revenue was $13.5 million for the second quarter of fiscal 2023, an increase of 26% year-over-year, or 20% year-over-year after adjusting for out of period corrections. Cloud-related subscription revenue grew 101% year-over-year, after out of period corrections.
●	Annual recurring revenue (ARR): Total ARR as of March 31, 2023 was $52.9 million, an increase of 12% year-over-year.
●	Gross profit: Gross profit was $10.3 million for the second quarter of fiscal 2023, representing a 76.1% gross margin compared to 70.5% in the year-ago period.
●	Loss from operations: Loss from operations was $13.0 million for the second quarter of fiscal 2023, compared to a loss of $10.4 million in the year-ago period.
●	Net loss: Net loss was $11.9 million, or $0.18 per share. This compares to a net loss of $14.5 million, or $1.05 per share.

Business Highlights

●	Conor McCarthy joined MariaDB as CFO effective April 10, bringing over 30 years of experience leading finance organizations at high-growth companies and significant experience scaling SaaS businesses.
●	The company released a new version of SkySQL, a second generation cloud database, in March. This release exemplifies MariaDB’s leadership as a price point disruptor, adding functionality for customers to control cloud costs.
●	In April, SkySQL added a new option to monitor MariaDB community databases anywhere. Given the size of the MariaDB ecosystem, with over 1 billion software downloads, this represents a very meaningful opportunity.
●	MariaDB SkySQL won the prestigious DEVIES award validating MariaDB’s strategy to give developers more productivity through automation and cloud-native technology.
●	In February MariaDB released a new version of its distributed SQL database Xpand, adding differentiated features that result in uninterrupted scale and resilience. This version of Xpand is also available in SkySQL with automation to handle changes in demand automatically.

●	Xpand won a Gold Stevie® award in the 2023 American Business Awards® recognized for its high availability and flexibility.
●	Cash and cash equivalents at the end of April were $21.1 million.

Conference Call Information

MariaDB plc will host a conference call and webcast at 1:30 p.m. Pacific Time (or 4:30 p.m. Eastern Time) today, May 8, 2023, to discuss its financial results. The conference call can be accessed by dialing (888) 396-8049 from the United States and Canada or (416) 764-8646 internationally with conference ID 56385548. A live webcast and replay of the conference call can be accessed from MariaDB plc's investor relations website at investors.mariadb.com. An archived replay of the webcast will be available following the conclusion of the call. The Company will post on its investor relations website a reconciliation of US GAAP to non-GAAP results.

About MariaDB

MariaDB is a new generation cloud database company whose products are used by companies big and small, reaching more than a billion users through Linux distributions and have been downloaded over one billion times. Deployed in minutes and maintained with ease, leveraging cloud automation, our database products are engineered to support any workload, any cloud and any scale – all while saving up to 90% of proprietary database costs. Trusted by organizations such as Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote and SpendHQ, MariaDB’s software is the backbone of critical services that people rely on every day. Learn more at mariadb.com.

Key Business Metrics

We review a number of operating and financial metrics, including Annual Recurring Revenue (“ARR”), to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We believe that our ARR is an important indicator of our financial performance and operating results given the renewable nature of our business. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled metrics presented by other companies. We define ARR as the annualized revenue for our subscription customers, excluding revenue from nonrecurring contract services (e.g., time and material consulting services). For our annual subscription customers, we calculate ARR as the annualized value of their subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). In the event that we are negotiating a renewal with a customer after the expiration of their subscription, we continue to include that revenue in ARR if we are actively in discussion with the customer for a new subscription or renewal, or until we are notified that the customer will not be renewing its subscription. Additionally, a subset of customers under the MariaDB SkySQL subscription service offering has monthly pay-as-you-go contract terms. We calculate ARR as their monthly recurring revenue as of the measurement date, multiplied by 12. We consider these annualized pay-as-you-go revenues relevant in the determination of ARR as it aligns with our strategic goal to convert the pay-as-you-go customers to annual subscription customers.

ARR should be viewed independently of revenue, and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal dates. ARR is not intended to be a replacement for or forecast of revenue. Our calculation of ARR is not adjusted for the impact of any known or projected events that may cause any such contract not to be renewed on its existing terms. Consequently, our ARR may fluctuate within each quarter and from quarter to quarter.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “project,” “estimate,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar or comparable expressions, and variations or negatives of such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as the benefits of the recent business combination with Angel Pond Holdings Corporation and related transactions (the “Business Combination”), future opportunities for us and our products and services (including increased business in the cloud), the ultimate length and value of contractual relationships with our customers, and any other statements regarding MariaDB’s future operations, anticipated growth, financial or operating results or condition, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, customer relationships (including terms), planned activities, competitions, and other expectations and targets for future periods.

As a result of a number of known and unknown risks and uncertainties, our actual results, condition, or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (a) our ability to continue as a going concern and to secure additional financing needed to meet short-term and long-term liquidity needs; (b) our ability to compete in an increasingly competitive environment; (c) our ability to retain and recruit qualified personnel, including officers, directors and other key personnel (including those with public company experience); (d) our ability to acquire and integrate technologies, personnel, and other assets (including those related to the acquisition of CubeWerx and Sector 42 by Legacy MariaDB; (e) our ability to retain existing customers and their business and attract additional customers and their business; (f) intellectual property, information technology and privacy requirements that may subject us to unanticipated liabilities; (g) our ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and our ability to manage our operations, including potential growth and expansion of our business operations and building out controls, effectively; (h) our ability to effectively operate as a public company; (i) any regulatory actions or litigation relating to, among other things, the Business Combination; (j) our ability to maintain the listing of our Ordinary Shares, Public Warrants or other securities on the NYSE; (k) the effects of the ongoing coronavirus (COVID-19) pandemic or other infectious diseases, health epidemics, pandemics, and natural disasters on our business; and (l) other risks and uncertainties indicated from time to time in our SEC filings, such as on Forms 10-Q and 10-K, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by us.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. We give no assurance that we will achieve our expectations or plans, which may change over time.

Source: MariaDB

#earn-news

Contacts

Investors:

ir@mariadb.com

Media:

pr@mariadb.com

MariaDB plc

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

(unaudited)

	March 31,	September 30,
	2023	2022[1]
ASSETS
Current assets:
Cash and cash equivalents	$9,703	$4,756
Short-term investments	—	25,999
Accounts receivable, net	26,707	12,154
Prepaids and other current assets	5,952	15,463
Total current assets	42,362	58,372
Property and equipment, net	465	708
Goodwill	7,816	7,535
Intangible assets, net	980	1,120
Operating lease right-of-use assets	972	890
Other noncurrent assets	4,925	4,146
Total assets	$57,520	$72,771
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,885	$3,267
Accrued expenses	6,919	8,902
Operating lease liabilities	868	496
Long-term debt, current	16,326	122
Deferred revenue	27,980	26,236
Total current liabilities	55,978	39,023
Long-term debt, net of current	—	14,622
Operating lease liabilities, net of current	148	433
Deferred revenue, net of current	17,265	5,321
Warrant liabilities	3,919	1,749
Deferred tax liability	173	—
Total liabilities	77,483	61,148
Commitments and contingencies
Convertible preferred shares, par value of $0 per share	—	206,969
Stockholders’ equity (deficit):
Ordinary shares, par value of $0.01 per share	668	—
Additional paid-in-capital	212,253	11,482
Accumulated deficit	(222,069)	(197,523)
Accumulated other comprehensive income (loss)	(10,815)	(9,305)
Total stockholders’ equity (deficit)	(19,963)	(195,346)
Total liabilities, convertible preferred shares and stockholders’ equity (deficit)	$57,520	$72,771

1Reflects the impact of immaterial revisions to the financial statements.

MariaDB plc

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
	2023	2022[1]	2023	2022[1]
Revenue:
Subscription	$12,021	$9,510	$23,298	$19,019
Services	1,453	1,184	2,981	2,375
Total revenue	13,474	10,694	26,279	21,394
Cost of revenue:
Subscription	1,545	1,454	3,135	3,027
Services	1,674	1,705	3,449	3,041
Total cost of revenue	3,219	3,159	6,584	6,068
Gross profit	10,255	7,535	19,695	15,326
Operating expenses:
Research and development	9,274	8,886	18,747	17,356
Sales and marketing	7,289	5,975	14,175	12,248
General and administrative	6,716	3,059	12,219	7,092
Total operating expense	23,279	17,920	45,141	36,696
Loss from operations	(13,024)	(10,385)	(25,446)	(21,370)
Other (expense) income:
Interest expense	(282)	(509)	(514)	(1,230)
Change in fair value of warrant liabilities	2,297	(4,625)	4,028	(4,745)
Other income (expense), net	(779)	1,005	(2,608)	966
Loss before income tax expense	(11,788)	(14,514)	(24,540)	(26,379)
Income tax expense	(62)	(13)	(6)	(28)
Net loss	$(11,850)	$(14,527)	$(24,546)	$(26,407)
Net loss per share attributable to common shares – basic and diluted	$(0.18)	$(1.05)	$(0.54)	$(2.04)
Weighted-average shares outstanding – basic and diluted	66,575,652	13,864,320	45,125,926	12,963,436
Comprehensive Loss:
Net loss	$(11,850)	$(14,527)	$(24,546)	$(26,407)
Foreign currency translation adjustment, net of taxes	(1,220)	(372)	667	232
Unrealized gain (loss) from available-for-sale securities, net of taxes	—	—	(2,177)	—
Total comprehensive loss	$(13,070)	$(14,899)	$(26,056)	$(26,175)

1Reflects the impact of immaterial revisions to the financial statements.